02054648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12/10/02

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SEC MAIL RECEIVED DEC 06 2002 WASH. D.C. 181 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42662

FV 12/13/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Town Center, Suite 700
(No. and Street)

Southfield (City) Michigan (State) 48075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas (248) 354-6150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510, Southfield, MI 48034
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman A Pappas
Signature

President
Title

MARGARET D. JORGENSON
Notary Public, Oakland County, MI
My Commission Expires 01/29/2003

Margaret D. Jorgenson 11/30/2002
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2002, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2002, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

KIRSCHNER HUTTON PERLIN, P.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 25, 2002

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

BALANCE SHEET

SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 163,641
Commissions receivable (Note 1)	7,163
Refundable federal income tax	707
Deferred income tax (Note 1)	686
	172,197
OTHER ASSET	
Investment (Note 1)	3,300
	$ 175,497

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable (Note 3)	$ 6,447
STOCKHOLDERS' EQUITY	
Common stock - no par value	
Authorized - 60,000 shares	
Issued and outstanding - 1,000 shares	10,000
Retained earnings	159,050
	169,050
	$ 175,497

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2002

REVENUE		$ 1,581,134
EXPENSES		
Commissions	$ 1,553,021	
Regulatory fees	3,013	1,556,034
INCOME FROM OPERATIONS		25,100
INTEREST INCOME		2,304
INCOME BEFORE INCOME TAX		27,404
INCOME TAX (Note 1)		
Current		3,703
Deferred		(66)
		3,637
NET INCOME		$ 23,767

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2001	1,000	$ 10,000	$ 135,283	$ 145,283
NET INCOME			23,767	23,767
BALANCE - SEPTEMBER 30, 2002	1,000	$ 10,000	$ 159,050	$ 169,050

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,767
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	(66)
Changes in operating assets and liabilities	
Commissions receivable	2,012
Commissions payable	(1,654)
Refundable federal income tax	(368)
Refundable single business tax	450
Net cash provided by operating activities	24,141
CASH - BEGINNING OF YEAR	139,500
CASH - END OF YEAR	$ 163,641
SUPPLEMENTAL INFORMATION	
Income tax paid	$ 4,071

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Southfield, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2002, the net capital balance was $161,000.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate that is owned by the Company's stockholder that states all expenses incurred by the Company, except commissions, regulatory fees and income tax, will be paid by the affiliate. At no such time will any of such expenses be allocated to the Company or recovered by the affiliate.

The Company paid commissions of $1,440,087 to its stockholder for the year ended September 30, 2002. At September 30, 2002, commissions payable to the stockholder amounted to $4,574.

4. RECONCILIATION OF EXCESS NET CAPITAL

The September 30, 2002, focus report excess net capital was not in agreement with the balance reported in the annual audited financial statements as follows:

Balance per focus report	$ 155,396
Portion of excess of commissions receivable over commissions payable reported as a non allowable asset on the focus report	604
Balance per Part II A, line 14	$ 156,000

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of September 30, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 169,050	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			169,050	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 169,050	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 5,409	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(5,409)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 163,641	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List) Money Market Fund	2,641	3736	(2,641)	3740
10.	Net Capital			$ 161,000	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of September 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 430	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 156,000	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 160,355	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 6,447	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 6,447	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 4.0043	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 3.6736	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

We have audited the financial statements of The Enterprise Securities Company as of and for the year ended September 30, 2002, and have issued our report thereon dated October 25, 2002.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The management of The Enterprise Securities Company is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Because of inherent limitations in any internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit, we obtained an understanding of the design of relevant controls and determined whether they had been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements of The Enterprise Securities Company and not to provide any assurance on internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

KIRSCHNER HUTTON PERLIN, P.C.

This report is intended for the information of management and the National Association of Securities Dealers and should not be used for any other purpose.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 25, 2002